Exhibit 99.1

Invitation to Nova Webinar Streamed Live from the Estelle Project Site

Anchorage, Alaska, July 29, 2025 — Nova Minerals Limited (“Nova” and the “Company”) (Nasdaq NVA, NVAWW) (ASX: NVA), FRA: QM3)), is pleased to invite shareholders, investors, and the broader market to a unique live-streamed webinar direct from the Estelle Gold and Critical Minerals Project in Alaska.

Hosted by CEO Christopher Gerteisen and Head of Exploration Hans Hoffman, the event will feature a virtual tour of the Whiskey Bravo camp, along with live drone footage and expert commentary from the RPM drill sites and Korbel area. This immersive experience will offer real-time insights into site operations and workforce activity, providing an unprecedented look at Nova’s ongoing exploration efforts.

Webinar Details

US Time:	4.00 – 5.00 PM US EST Tuesday 12 August 2025

Australian Time:	6.00 – 7.00 AM Australian AEST Wednesday 13 August 2025

Registration:	Please register using the link below to secure your spot for the webinar and to receive any updates by email, including potential changes to the date in the event of inclement weather.
https://www.redchip.com/webinar/NVA/86069317204

Rain Date:	4.00 – 5.00 PM US EST Thursday 14 August 2025
6.00 – 7.00 AM Australian AEST Friday 15 August 2025

NOVA MINERALS
LIVE
TUESDAY, AUGUST 12, 2025
4:00 - 5:00 PM US EST
WEDNESDAY, AUGUST 13, 2025
6:00 - 7:00 AM AUSTRALIAN AEST
NASDAQ / ASX : NVA
FSE : QM3
Live from the Heart of Alaska: Experience the Estelle Project Like Never Before
JOIN NOVA MINERALS' LIVE INVESTOR WEBINAR FOR REAL-TIME ACCESS TO THE SITE AND WORKFORCE IN ACTION!

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196